Advanced Series Trust
Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

July 24, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sally Samuel

Re:   Registration Statement on Form N-1A of Advanced Series Trust

(Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186)
Post-Effective Amendment No. 102 to the Registration Statement under the Securities Act of 1933 and Amendment No. 104 to the Registration Statement under the Investment Company Act of 1940

Dear Ms. Samuel:

On behalf of Advanced Series Trust (referred to herein as the Registrant or the Trust), pursuant to the Securities Act of 1933 (the 1933 Act) and the Investment Company Act of 1940 (the 1940 Act), transmitted herewith for filing with the Securities and Exchange Commission (the Commission) is Post-Effective Amendment No. 102 to the Registration Statement under the 1933 Act and Amendment No. 104 to the Registration Statement under the 1940 Act (the Amendment).  Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Amendment.

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act.  It is proposed that the Amendment become effective as of August 20, 2012.  I have reviewed the Amendment and it does not contain disclosure that would render it ineligible to become effective under Rule 485(b) under the 1933 Act.

This filing is intended to respond to telephonic comments received on June 21, 2012 from Sally Samuel of the Commission Staff with respect to the Rule 485(a) filing made as of May 16, 2012 (the Initial Filing) and to make certain non-material changes.  The Initial Filing contained: (i) disclosure relating to the creation of the AST Western Asset Emerging Markets Debt Portfolio (the AST Western Asset Portfolio) and the AST MFS Large-Cap Value Portfolio (the AST MFS Portfolio and, together with the AST Western Asset Portfolio, the New AST Portfolios) as separate series of the Trust and (ii) revised disclosure relating to the repositioning of the AST Horizon Growth Asset Allocation Portfolio (the AST Horizon Portfolio) as the AST J.P. Morgan Global Thematic Portfolio (the AST J.P. Morgan Portfolio).  Except for the changes set forth in the Amendment, the Amendment is not intended to amend the Registrant’s current prospectuses, dated October 5, 2011, December 28, 2011, and April 30, 2012 (the Current Prospectuses), or the Registrant’s current statements of additional information, dated October 5, 2011, December 28, 2011, and April 30, 2012 (the Current Statements of Additional Information).  The Current Prospectuses and the Current Statements of Additional Information remain unchanged except as described in the Amendment.

The Amendment has been tagged to indicate changes from the Initial Filing.  The Commission Staff’s comments, and our responses thereto, are set forth below.

1.                                       Comment:   Please date the prospectus, statement of additional information, and relevant supplements in accordance with the requirements of Item 1 of Form N-1A.

Response:  The date of each prospectus, the statement of additional information, and the relevant supplements has been changed to August 20, 2012 as requested.

2.                                       Comment:  In the “Portfolio Fees and Expenses” section of each summary prospectus, please delete the word “Estimated” from the phrase “Estimated Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment.”

Response:  The requested changes have been made to the Amendment.

3.                                       Comment:  Please revise the disclosure pertaining to the AST Western Asset Portfolio so that all short-form references to the subadvisers to that portfolio are consistent.

Response: The requested changes have been made to the Amendment.

4.                                       Comment:  In the last paragraph on page 10, please revise the date of the Trust’s Statement of Additional Information relating to the Portfolios to reflect the effective date of the Amendment.

Response: The last paragraph on page 10 has been revised to read as follows: “Additional information about each Portfolio is set forth in the following sections, and is also provided in the Trust’s Statement of Additional Information relating to the Portfolios, dated as of August 20, 2012 (the SAI).”

5.                                       Comment:  In the “Principal Investment Policies of Western Asset Emerging Markets Debt Portfolio” section on page 12, please revise the last paragraph for clarity.

Response:  The last paragraph in the “Principal Investment Policies of Western Asset Emerging Markets Debt Portfolio” section on page 12 has been revised to read as follows:

“Instead of investing directly in particular securities, the Western Asset Emerging Markets Debt Portfolio may use instruments such as derivatives, including credit default swaps and futures contracts, and synthetic instruments that are intended to provide economic exposure to the securities or the issuer, including but not limited to options, futures, forward agreements, swaps, and credit-linked securities.  The Western Asset Emerging Markets Debt Portfolio may use one or more types of these instruments without limit.  The securities underlying these instruments are taken into account when determining compliance with the Western Asset Emerging Markets Debt Portfolio’s policy of investing, under normal circumstances, at least 80% of its assets in fixed-income securities issued by governments, government-related entities and corporations located in emerging markets, and related instruments.  The Western Asset Emerging Markets Debt Portfolio may also engage in a variety of transactions using derivatives in order to change the investment characteristics of its portfolio securities (such as shortening or lengthening duration) and for other purposes.”

6.                                       Comment: On page 17, in the “Illiquid Securities” section, please revise the last sentence to state that the Portfolio will take appropriate steps to maintain adequate liquidity under the stated circumstances.

Response: The Trust respectfully disagrees with the Commission Staff’s comment.  The Trust does acknowledge that a Portfolio may not: (i) ignore developments subsequent to the purchase of illiquid securities and (ii) purchase additional illiquid securities when more than 15% of the Portfolio’s net assets are already invested in illiquid securities.(1)  Based upon our review of applicable Commission precedent, the Trust does not believe, however, that the Commission’s limit on illiquid investments requires a fund to sell its illiquid securities in the event the fund holds more than 15% of its assets in such securities due to an increase in the aggregate value of its illiquid securities and/or a decline in the aggregate value of its other portfolio securities.  Instead, the Trust believes that the Commission’s precedent requires a fund’s adviser to monitor portfolio liquidity on an ongoing basis and to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained.(2)  The Trust further believes that this view is consistent with standard industry practice.(3)

7.                                       Comment: Please identify persons by name who may receive portfolio holdings in advance of their public dissemination in accordance with the requirements of Form N-1A.

Response: The Registrant’s disclosure identifies by name those persons who may receive portfolio holdings in advance of their public dissemination.

                                                8.                                       Comment: In the “Summary — Portfolio Fees and Expenses” section on page 2 of the supplement to the Prospectus, the first sentence of footnote “*” currently appears to suggest that a new portfolio will commence operation as of the effective date; please revise to make clear that this is the effective date of a change to the name and subadviser of a previously operating portfolio rather than commencement of a new portfolio.

(1) See Investment Company Act Release No. 5847 (Accounting Series Release 113) (October 21, 1969) (“Significant holdings of restricted securities not only magnify the valuation difficulties but may also present serious liquidity questions.  Because open-end companies hold themselves out at all times as being prepared to meet redemptions within seven days, it is essential that such companies maintain a portfolio of investments that enable them to fulfill that obligation.  This requires a high degree of liquidity in the assets of open-end companies because the extent of redemption demands or other exigencies are not always predictable.  It has been with this in mind that the staff of the Commission has for several years taken the position that an open-end company should not acquire restricted securities when the securities to be acquired, together with other such assets already in the portfolio, would exceed 15 per cent of the company’s net assets at the time of acquisition.” ).

(2) Id.  (“The Commission, however, is of the view that a prudent limit on any open-end company’s acquisition of restricted securities, or other assets not having readily available market quotations, would be 10 per cent. When as a result of either the increase in the value of some or all of the restricted securities held, or the diminution in the value of unrestricted securities in the portfolios, the restricted securities come to represent a larger percentage of the value of the company’s net assets, the same valuation and liquidity questions occur.  Accordingly, if the fair value of restricted holdings increases beyond 10 per cent, it would be desirable for the open-end company to consider appropriate steps to protect maximum flexibility.”  (emphasis added)).  Investment Company Act Release No. 18612  (March 12, 1992) (“In addition [to valuation responsibilities], the Commission expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained. For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their money from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity.” (emphasis added)).  See also Investment Company Act Release No. 13380  (July 11, 1983): (Providing that in the event that changes in the portfolio or other external events cause a money market fund’s investments to exceed ten percent of the fund’s net assets, the Commission’s limit on illiquid investments “would not force the fund to liquidate any portfolio instrument where the fund would suffer a loss on the sale of that instrument.” (emphasis added)).

(3) “Valuation and Liquidity Issues for Mutual Funds,” Investment Company Institute, (February 1997), at pages 52-53.

Response: Footnote “*” on page 2 of the supplement to the Prospectus has been revised to read as follows: “Effective August 20, 2012, the AST Horizon Growth Asset Allocation Portfolio will change its subadviser, investment objective, policies, strategy, expense structure, and its name to the AST J.P. Morgan Global Thematic Portfolio. The fees and expenses identified in this table reflect these changes and are estimates based in part on assumed average daily net assets of $1.5 billion for the Portfolio (i.e., the approximate amount of the Portfolio’s net assets as of December 31, 2011) for the fiscal year ending December 31, 2012.”

9.                                       Comment: In the “Summary — Portfolio Fees and Expenses” section on page 2 of the supplement to the Prospectus, please delete the discussion in footnote “**” of acquired fund fees and expenses in accordance with the requirements of Form N-1A.

Response: The first three sentences of footnote “**” have been deleted as requested.

10.                                 Comment: In the “Summary — Portfolio Fees and Expenses” section on page 2 of the supplement to the Prospectus, please delete the discussion of the Portfolio’s voluntary expense cap in accordance with the requirements of Form N-1A.

Response: The last three sentences of footnote “**” discussing the Portfolio’s voluntary expense cap have been deleted from the Prospectus as requested.  The following section has been added to the end of the supplement to the SAI:

“D. The following information is added at the end of the section of the SAI entitled “Management & Advisor—Fee Waivers/Subsidies” in order to reflect the changes described above.

Voluntary Expense Cap for Acquired Fund Expenses for AST J.P. Morgan Portfolio. J.P. Morgan may, from time to time, invest a portion of the AST J.P. Morgan Portfolio’s assets in underlying non-affiliated portfolios. As a result, the AST J.P. Morgan Portfolio will indirectly incur a pro rata portion of the fees and expenses of the relevant underlying non-affiliated portfolios. The Investment Managers have voluntarily agreed to reimburse expenses and/or waive fees to the extent that the AST J.P. Morgan Portfolio’s “Acquired Fund Fees and Expenses” exceed 0.23% of the Portfolio’s average daily net assets. For purposes of applying this voluntary expense cap, “Acquired Fund Fees and Expenses” shall not include, and the Investment Managers shall not reimburse expenses or waive fees with respect to, taxes, short sale interest and dividend expenses, brokerage commissions, distribution fees, and extraordinary expenses incurred by the relevant underlying non-affiliated portfolios. This arrangement will be monitored and applied daily based upon the AST J.P. Morgan Portfolio’s then current holdings of the underlying non-affiliated portfolios and the expense ratios of the relevant underlying non-affiliated portfolios as of their most recent fiscal year end.”

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)                                  the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Commission Staff’s review, please contact me at 973-367-5401.  Thank you for your assistance in this matter.

Respectfully submitted,

/s/ Amanda S. Ryan

Amanda S. Ryan